EXHIBIT 99.1
Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the drybulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, and V.Ships Greece Ltd., or V.Ships Greece, our technical managers, Anglo-Eastern Crew Management (Asia) Limited and Global Seaways S.A., our crew managers, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak);

•	risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•	general domestic and international political conditions or events, including “trade wars”, the war between Russia and Ukraine and related sanctions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. We currently operate 17 Capesize vessels with a cargo-carrying capacity of approximately 3,020,012 dwt and an average fleet age of 12.1 years. We are the only pure-play Capesize shipping company publicly listed in the U.S..

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. All of our vessels were chartered under time charter arrangements in the first half of 2022 and approximately 26% of our vessels’ operating days were in the spot charter market in the six-month periods ended June 30, 2021.

The novel coronavirus global pandemic has decreased the demand and supply for the raw materials we transport and the rates that we are paid to carry them, and the unpredictable short-term and long-term consequences of this pandemic could adversely affect our business, results of operations, or financial condition.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus first identified in China and its subsequent spread around the world (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as labor shortages resulting from the outbreak, have reduced production of goods worldwide and decreased the amount of dry bulk commodities exported and imported worldwide. In addition, the increase in novel coronavirus cases in areas that constitute the main iron ore and coal exporters, such as Brazil, resulted in lower demand for our services, leading to lower revenues, cash flow and profitability. While some economies have re-opened in limited capacities and effective vaccines have already been developed, it is impossible to predict the exact course the virus will take in the future as variants of concern emerge and efforts continue to inoculate greater percentages of the population. As a result, there is continued uncertainty about how governments will respond to further waves of the virus, and how the behavior of our clients will change, if at all. Some experts fear that the economic consequences of the novel coronavirus could cause a recession that outlives the pandemic.

We have thus far been affected by the novel coronavirus pandemic as follows:

•
The pandemic had a negative impact on charter rates and therefore on our voyage revenues. We attribute the decrease in spot market charter rates in 2020 in part to the outbreak of the novel coronavirus and the reduction in demand for iron ore imports due to the disruption of regular inventory cycles.

•
Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally limited the amount of cargo that the Company (and its competitors) are able to move because quarantine checks on arriving vessels have caused delays in loading and delivery of cargoes.

•
Due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far materially affected our ability to crew out vessels but has impacted the relevant costs.

The duration and severity of these short-term impacts of the novel coronavirus pandemic are unknown, and additional short-term impacts and long-term consequences are possible. We expect that the novel coronavirus pandemic could affect our business in the following ways, among others:

•
Besides reducing demand for cargo, the novel coronavirus pandemic may functionally reduce the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks and hygiene measures on arriving vessels and implementation of remote working arrangements, which have caused delays in loading and delivery of cargoes. It is also possible that our charterers may try to invoke force majeure clauses as a result of such delays or other disruptions. Delays have also been reported at Chinese shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, or scheduled or unscheduled maintenance or modifications to, or drydocking of, our vessels.

•
Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses while some other businesses have been required to close entirely. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Potential health impact on our employees and on the workforces of our customers and business partners may also bring disruptions to our operations while additional costs related to new regulations, directives or practices implemented in response to the pandemic may adversely affect our business. Employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

•
The pandemic may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being while ensuring that their operations continue undisrupted and, at the same time, adapting to new ways of operating. As such, employees required to operate remotely may significantly increase the risk of cybersecurity attacks.

•
In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation, including the imposition of quarantine restrictions placed on travelers. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid. Any of these public health threats and related consequences could adversely affect our financial results.

•
Potential shortages or a lack of access to required spare parts for our vessels, increased costs in spare parts logistics and forwarding or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions.

•	Delays in vessel inspections and related certifications by class societies customers or government agencies.

As such, the pandemic has added and could add further pressure to shipping freight rates, whilst also impacting vessels’ operating expenses. Further depressed rates along with the occurrence or continued occurrence of any of the foregoing events or other epidemics or pandemics or an increase in the severity or duration of the COVID-19 could have a material adverse impact on our business, financial condition, results of operations, cash flows, value of our vessels and ability to pay dividends. Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time and may take some time to fully materialize.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The recent lockdowns in certain cities in China have resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. The initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions though are sustained, the longer-term net impact on the dry bulk freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.

Results of Operations

Six months ended June 30, 2022 as compared to six months ended June 30, 2021
(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2022	2021	Amount	%
Revenues:
Vessel revenue, net	62,513	48,230	14,283	30%

Expenses:
Voyage expenses	(2,646)	(10,567)	7,921	(75)%
Vessel operating expenses	(20,441)	(14,428)	(6,013)	42%
Management fees	(753)	(629)	(124)	20%
General and administrative expenses	(8,520)	(5,296)	(3,224)	61%
Depreciation and amortization	(13,299)	(8,337)	(4,962)	60%
Loss on forward freight agreements, net	(72)	-	(72)	100%
Operating income	16,782	8,973	7,809	87%
Other expenses:
Interest and finance costs, net	(6,013)	(8,307)	2,294	(28)%
Loss on extinguishment of debt	(1,285)	-	(1,285)	100%
Other, net	122	(26)	148	(569)%
Total other expenses, net:	(7,176)	(8,333)	1,157	(14)%
Net income	9,606	640	8,966	1,401%

Net income per common share, basic	0.06	0.01
Net income per common share, diluted	0.05	0.01
Weighted average number of common shares outstanding, basic	172,437,211	137,590,311
Weighted average number of common shares outstanding, diluted	178,074,877	143,292,880

Vessel Revenue, Net – The increase is attributable mainly due to the increase in operating days during the first half of 2022 as compared to the respective days in 2021, as well as the higher prevailing charter rates during the comparable periods. We had 2,823 operating days for the first six months of 2022 as compared to 2,055 operating days for the first six months of 2021. Our time charter equivalent rate for the first half of 2022 is 16% higher than that of 2021. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – The decrease was primarily attributable to increased days that our vessels were chartered under time charter arrangements in 2022 compared to the same period in 2021, since under these agreements, voyage expenses are borne by the charterer. 100% and 74% of our vessels’ operating days were in the time charter market in the six-month periods ended June 30, 2022 and 2021, respectively.

Vessel Operating Expenses – The increase was primarily attributable to an increase in ownership days due to the acquisition of seven vessels in 2021, three of which were delivered during the second half of 2021. One vessel was delivered in May 2022. We had 3,081 ownership days for the first six months of 2022 as compared to 2,155 ownership days for the first six months of 2021. Additionally, crew expenses and spares forwarding costs have increased due to the COVID-19 pandemic. The increase was partially offset by reduced pre-delivery expenses related to the vessel acquisitions, which were approximately $0.4 million and $2.0 million during the six-month periods ended June 30, 2022 and 2021, respectively.

Management Fees – The increase was attributable to the increase in ownership days. We had 3,081 ownership days for the first six months of 2022 as compared to 2,155 ownership days for the first six months of 2021.

General and Administrative Expenses – The increase is mainly attributable to an increase in staff costs, and mainly concerns stock based compensation amortization, a non-cash item, which was $3.7 million in the first six months of 2022 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $1.9 million in the first six months of 2021.

Depreciation and Amortization – The increase was mainly attributable to the increase in ownership days. We had 3,081 ownership days for the first six months of 2022 as compared to 2,155 ownership days for the first six months of 2021. Additionally, drydocking amortization was $2.1 million for the first half of 2022 and $1.4 million  in the same period of 2021.

Interest and Finance Costs – This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing or the prepayment of certain of our debt agreements and interest bearing securities. The weighted average interest rate on our outstanding debt and convertible notes for the six months ended 2022 and 2021 was approximately 4.14% and 5.16%, respectively. Finally, non-cash interest expense of amortization of deferred finance costs and debt discounts for the six-month periods ended June 30, 2022 and 2021 was $1.2 million and $2.8 million, respectively. The decrease in the 2022 amount was mainly due to the adoption of an accounting standard as of January 1, 2022, which eliminated a non-cash amortization component on our convertible notes.

Loss on extinguishment of debt – The loss for the six month period ended June 30, 2022, is attributable to the write-off of unamortized deferred finance costs and debt discounts upon the settlement of certain borrowing facilities, as follows: $1.2 million related to the Second JDH Note and $0.1 million related to the February 2019 ATB Loan Facility.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
Fleet Data:	2022	2021

Ownership days	3,081	2,155
Available days(1)	2,845	2,074
Operating days(2)	2,823	2,055
Fleet utilization	91.6%	95.4%

Average Daily Results:
TCE rate(3)	$21,207	$18,327
Daily Vessel Operating Expenses(4)	$6,510	$5,766

(1)	During the six months ended June 30, 2022, we incurred 236 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2021, we incurred 81 off-hire days for scheduled dry-dockings.

(2)
During the six months ended June 30, 2022, we incurred 22 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2021, we incurred 19 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and  assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2022	2021
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$62,513	$48,230
Voyage expenses	$(2,646)	$(10,567)
Time charter equivalent revenues	$59,867	$37,663
Operating days	2,823	2,055
Daily time charter equivalent rate	$21,207	$18,327

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six months ended June 30,
	2022	2021
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$20,441	$14,428
Less: Pre-delivery expenses	(384)	(2,002)
Vessel operating expenses before pre-delivery expenses	$20,057	$12,426
Ownership days	3,081	2,155
Daily Vessel Operating Expenses	$6,510	$5,766

EBITDA and Adjusted EBITDA

	Six months ended June 30,
	2022	2021
EBITDA and Adjusted EBIDTA reconciliation:
Net income	$9,606	$640
Add: Interest and finance costs, net	6,013	8,307
Add: Depreciation and amortization	13,299	8,337
Add: Taxes	(28)	-
EBITDA(1)	$28,890	$17,284
Add: Stock based compensation	3,842	1,931
Add: Loss on extinguishment of debt	1,285	-
Less: Loss on forward freight agreements, net	72	-
Adjusted EBIDTA(1)	$34,089	$19,215

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock based compensation, loss on forward freight agreements, net, and loss on extinguishment of debt, which the Company believes is not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal source of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, payment of dividends, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2022, we had cash and cash equivalents of $36.7 million, as compared to $41.5 million as of December 31, 2021.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2022, we had a working capital deficit of $50.8 million as compared to a deficit of $40.9 million as of December 31, 2021. The deficit is primarily due to our UniCredit Bank Loan Facility which matures in 2022, with an outstanding balance of $24.8 million as of June 30, 2022 and the $8.0 million repayment against the JDH Note due on December 31, 2022.

As of June 30, 2022, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2022, we had outstanding borrowings of $262.1 million (including long-term debt and other financial liabilities and convertible note), which includes the UniCredit Loan Facility maturing in December 2022. Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. On July 7, 2022, we obtained a commitment letter from Danish Ship Finance for an up to $28.0 million senior amortizing loan facility for the financing of the Fellowship and the Premiership. Finalization of the facility agreement is subject to completion of definitive documentation. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Loan Arrangements” below and in Note 6 (“Long-Term Debt and Other Financial Liabilities”) and Note 7 (“Convertible Notes”) of our interim condensed financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

	Six months ended June 30,
	2022	2021
Cash Flow Data:
Net cash provided by operating activities	$18,939	$15,037
Net cash used in investing activities	$(35,815)	$(118,058)
Net cash provided by financing activities	$12,607	$134,764

Six months ended June 30, 2022 as compared to six months ended June 30, 2021

Operating Activities:  Net cash provided by operating activities amounted to $18.9 million for the six-month period ended June 30, 2022, compared to net cash used in operating activities of $15.0 million for the six-month period ended June 30, 2021. The change is attributed to the improved earnings environment in the first half of 2022 compared to that in the first half of 2021.

Investing Activities: The 2022 cash outflow is related to a $34.6 million payment for the acquisition of one vessel, $2.6 million for payments related to vessel improvements plus $1.5 million decrease in term deposits. The 2021 cash outflow is related to $100.6 million of payments for the acquisition of four vessels, advance payments of $15.0 million for the acquisition of two vessels that were delivered in July and August of 2021, $1.4 million for payments related to vessel improvements plus $1.0 million increase in term deposits.

Financing Activities: The 2022 cash inflow resulted from proceeds of $80.3 million from secured long-term debt and $0.1 million proceeds from Class E warrant exercises. The 2022 cash inflow was offset by debt repayments of $47.9 million, convertible notes repayments of $10.0 million, dividend payments of $8.9 million and $1.0 million of loan finance fees payments in respect with the loan amendments. The 2021 cash inflow resulted from net proceeds, upon deducting the commissions of placement agents, of $70.1 million from common stock issuance under the February 2021 registered direct offering, $22.5 million net proceeds from Class E warrant exercises, $5.6 million from the exercise by Jelco Delta Holding Corp. (“JDH”) of 7,986,913 warrants to acquire 7,986,913 common shares at an exercise price of $0.70 in May 2021 and proceeds from debt drawdowns of $104.4 million. The 2021 cash inflow was offset by debt repayments of $66.7 million and $1.1 million of securities offering expenses and loan finance fees payments in respect with the loan amendments.

Description of Indebtedness

Senior Facilities

New Financing Activities during the six month period ended June 30, 2022
June 2022 Alpha Bank Loan Facility
On June 21, 2022 the Company entered into a facility agreement with Alpha Bank S.A. (“Alpha Bank”) for a $21.0 million term loan for the financing of the Dukeship. The loan facility bears interest of SOFR plus a margin of 2.95% and is repayable through four quarterly installments of $1.0 million followed by twelve quarterly installments of $0.5 million and a final balloon of $11.0 million payable together with the last installment in June 2026. The borrower under the facility is the vessel-owning subsidiary of the Dukeship. The facility is secured, amongst others, by a first priority mortgage over the Dukeship, second preferred mortgages over the Squireship, the Friendship and the Lordship and guarantees by the Company and the ship-owning companies of the Squireship, the Friendship and the Lordship. The Company is required to ensure that the security requirement ratio (as defined therein) shall not be less than 125%.

As of June 30, 2022, $21.0 million was outstanding under the facility.

June 2022 Piraeus Bank Loan Facility
On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38.0 million sustainability-linked term loan. The purpose of the loan was to partly finance the acquisition cost of the Honorship, while also refinancing the previous Piraeus Bank S.A. facility entered into on November 12, 2021, which was secured by the Worldship. The facility bears interest at LIBOR plus a margin of 3.00% and is repayable through four quarterly installments of $2.0 million, two quarterly installments of $1.5 million, followed by fourteen quarterly installments of $0.8 million and a final balloon of $16.5 million payable with the final installment in June 2027. The margin is subject to a sustainability pricing adjustment whereby it may be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The borrowers under the facility are the vessel-owning subsidiaries of the Worldship and the Honorship on a joint & several basis. The facility is secured by, amongst others, first preferred mortgages over the Worldship and the Honorship and a corporate guarantee by the Company. The Company is required to maintain a corporate leverage ratio (as defined therein) that will not exceed 85%. In addition, the borrowers shall ensure that the market value of the two vessels plus any additional security shall not be less than 125% of the total facility outstanding until December 2023 and 130% thereafter until the maturity of the loan.

As of June 30, 2022, $38 million was outstanding under the facility.

Pre - Existing Loan Facilities
UniCredit Bank Loan Facility
On September 11, 2015, we entered into a $52.7 million secured loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Bank Loan Facility. On November 22, 2018, we entered into an amendment and restatement of the UniCredit Bank Loan Facility, following the sale of the Gladiatorship and the Guardianship, for the purpose of financing the Fellowship. Following the supplemental agreement entered into on February 8, 2021, the facility has an expiry date in December 2022 and amortizes through six consecutive quarterly repayments of $1.2 million each, followed by a balloon installment of $22.4 million on the maturity date. The applicable interest rate is LIBOR plus a margin of 3.5% per annum. The borrowers under the facility are the vessel-owning subsidiaries of the Premiership and the Fellowship. The facility is secured by, amongst others, first preferred mortgages over the Premiership and the Fellowship and a guarantee by the Company.

As of June 30, 2022, $24.8 million was outstanding under the UniCredit Bank Loan Facility.

July 2020 Entrust Facility
On July 15, 2020, we entered into a $22.5 million secured loan facility with Kroll Agency Services Limited (previously known as Lucid Agency Services Limited) and Kroll Trustee Services Limited (previously known as Lucid Trustee Services Limited) as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders (the “July 2020 Entrust Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under a previous loan facility with Hamburg Commercial Bank AG (formerly HSH Nordbank AG). The borrowers under the July 2020 Entrust Facility were the Company’s applicable vessel-owning subsidiaries and the facility was guaranteed by the Company. The July 2020 Entrust Facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the Geniuship. On December 20, 2021, the second tranche secured by the Geniuship was refinanced by the Sinopac Loan Facility as described below. The July 2020 Entrust Facility matures in July  2025 and was secured by, amongst others, a first priority mortgage over the Gloriuship and a guarantee by the Company. The July 2020 Entrust Facility bears fixed interest rate of 10.5% per annum while, following the prepayment of the second tranche, principal obligation amortizes through an instalment of $0.2 million and 14 consecutive quarterly instalments of $0.4 million each, followed by a balloon repayment of $0.4 million due at maturity. Moreover, the July 2020 Entrust Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity, (ii) minimum liquidity of $0.3 million for the first three months following drawdown of the facility and $0.4 million at all times thereafter, as long as the Gloriuship is not subject to a time-charter exceeding 12 months in duration, shall be maintained in the borrower’s earnings account.

As of June 30, 2022, $5.0 million was outstanding under the July 2020 Entrust Facility. On July 6, 2022, the Company announced that it has completed the spin-off of its wholly-owned subsidiary, United Maritime Corporation (“United”), effective July 5, 2022. The outstanding balance of the loan was transferred under United (refer to note 14 of the attached unaudited interim consolidated financial statements).

ABB Loan Facility
On April 22, 2021, we entered into a $15.5 million secured loan facility with Aegean Baltic Bank S.A. (“ABB”). The loan is divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the Goodship and the Tradership, respectively. Each tranche bears interest at LIBOR plus a margin 4.0% and is repayable in eighteen consecutive quarterly installments of $0.2 million each, commencing three months after the drawdown of each tranche, with a final balloon payment of $3.9 million due in October 2025, for Tranche A and $4.4 million due in December 2025, for Tranche B. The borrowers under the facility are the vessel-owning subsidiaries of the Goodship and Tradership. The facility is secured, amongst others, by a first priority mortgage over each of the vessels and a guarantee by the company. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the total facility outstanding.

As of June 30, 2022, $13.9 million was outstanding under the facility.

August 2021 Alpha Bank Loan Facility
On August 9, 2021, we entered into a $44.1 million secured loan facility with Alpha Bank S.A. for (i) refinancing of a previous loan facility entered into with Alpha Bank in May 2021 and (ii) financing of the previously unencumbered Friendship, effectively replacing the Leadership with the Friendship in the security structure and increasing the loan amount. The August 2021 Alpha Bank Loan Facility is divided in two tranches, which were fully drawn on August 11, 2021: the first tranche of $31.1 million was used to partly refinance the outstanding indebtedness over the Squireship and the Lordship and the second tranche of $13.0 million was used to partly finance the acquisition cost of the Friendship. The first tranche bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $1.3 million each, followed by four quarterly installments of $1.0 million each, followed by eight quarterly installments of $0.9 million each and a final balloon payment of $15.0 million due in May 2025. The second tranche bears interest at LIBOR plus a margin of 3.25% and is repayable by installment four quarterly installments $0.7 million each, followed by twelve quarterly installments of $0.4 million each and a final balloon payment of $5.7 million due in August  2025. The borrowers under the facility are the vessel-owning subsidiaries of the Lordship, the Squireship and the Friendship. The facility is secured by, amongst others, a first preferred mortgage over each of the relevant vessels, a second preferred mortgage over the Dukeship and guarantees by the Company and the ship-owning company of the Dukeship. In addition, the borrowers shall ensure that the security requirement ratio (as defined therein) shall not be less than 125%.

As of June 30, 2022, $37.0 million was outstanding under the facility.

Sinopac Loan Facility
On December 20, 2021, we entered into a $15.0 million secured loan facility with Sinopac Capital International (HK) Limited for the purpose of refinancing the outstanding indebtedness of the Geniuship. The facility bears interest at LIBOR plus a margin of 3.5% and is repayable by four quarterly installments of $0.5 million, followed by sixteen quarterly installments of $0.4 million and a balloon installment of $6.7 million due in December 2026. The borrower under the facility is the vessel-owning subsidiary of the Geniuship. The facility is secured by, amongst others, a first preferred mortgage over the Geniuship and a guarantee by the Company. In addition, the borrower shall ensure that the market value of the vessel plus any additional security shall not be less than 130% of the total facility outstanding.

As of June 30, 2022, $13.9 million was outstanding under the facility

Certain of our loan facilities discussed above are secured by first and second priority general assignments covering the respective vessels’ earnings, charter parties, insurances and requisition compensation; account pledge agreements covering the vessels’ earnings accounts; specific charterparty assignments, usually for charterparties exceeding twelve months in duration; technical and commercial managers’ undertakings; pledge agreements covering the shares of the applicable vessel-owning subsidiaries; and hedging assignment agreements.

Loan Facilities repaid during the six-month period ended June 30, 2022

February 2019 ATB Loan Facility
On February 13, 2019, we entered into a $20.9 million secured loan facility with Amsterdam Trade Bank N.V. (“ATB”) in order (i) to refinance the existing indebtedness over the Partnership under a previous loan facility provided by the same lender and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. The borrower under the February 2019 ATB Loan Facility was the vessel-owning subsidiary of the Partnership. The facility, as amended and/or supplemented, bore interest of LIBOR plus a margin of 4.65% and was divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the working capital purposes discussed above, respectively. Tranche A was repayable in six consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million in November  2022. Tranche B and C was repayable in five consecutive quarterly installments of $0.2 million with the last one falling due in August 2022.  The Company was required to maintain a corporate leverage ratio (as defined therein), that would not be higher than 85% until the maturity. Following the supplemental agreement entered into on February 12, 2021, the borrower was required to ensure that the minimum required security cover (as defined therein) was 140% until June 30, 2021 (inclusive), 145% from July 1, 2021 until December 31, 2021 (inclusive) and 150% thereafter and until the maturity of the loan. The February 2019 ATB Loan Facility was secured by, amongst others, a first priority mortgage over the Partnership and a guarantee by the Company. On February 28, 2022, the facility was refinanced in full by the Chugoku Sale and Leaseback and the outstanding amount of $15.1 million was repaid in full.

November 2021 Piraeus Bank Loan Facility
On November 12, 2021 we entered into a $16.9 million secured loan facility with Piraeus Bank S.A. for the purpose of partially financing the acquisition of the Worldship. The facility bore interest at LIBOR plus a margin of 3.05% and was repayable in four quarterly installments of $1.0 million, followed by two quarterly installments of $0.8 million, followed by fourteen quarterly installments of $0.4 million each and a balloon installment of $6.1 million due in November 2026. The facility was secured by, amongst others, a first preferred mortgage on the Worldship and a corporate guarantee by the Company. The Company was required to maintain a corporate leverage ratio (as defined therein) that would not be higher than 85% until the maturity. In addition, the borrower was required to ensure that the market value of the vessel plus any additional security would not be less than 130% of the total facility outstanding. The margin of the Piraeus Bank Loan Facility was also subject to a sustainability pricing adjustment, whereby it would be decreased to 2.95% if the Worldship met certain emission reduction targets during the term of the facility. On June 22, 2022, the facility was refinanced in full by the June 2022 Piraeus Bank Loan Facility.

Subordinated & Other Loan Facilities

Loan Facilities repaid during the six-month period ended June 30, 2022

Second JDH Loan Facility
On May 24, 2017, we entered into a subordinated loan facility of up to $16.2 million with JDH to partially finance the acquisition of the Partnership. The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes entered into between the Company and JDH, was subject to comprehensive amendments that became effective on December 31, 2020.  Following the amendments and relevant prepayments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $5.0 million. On February 22, 2021, the Second JDH Loan Facility was prepaid by $100,000 by proceeds from the Company’s capital raising activities as provided for in the amendment agreement. On April 26, 2021, JDH exercised its option to purchase 4,285,714 additional Units (with each Unit consisting of one common share of the Company, or, at JDH’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second JDH Loan in an amount of $3.0 million (i.e., an amount equal to the aggregate purchase price of the Units). On February 28, 2022, the outstanding balance of $1.9 million of the Second JDH Loan Facility was prepaid in full and all securities created in favor of JDH were also irrevocably and unconditionally released pursuant to a deed of release.

Other Financial Liabilities: Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2022

Chugoku Bank Sale and Leaseback

On February 25, 2022, we entered into a $21.3 million sale and leaseback agreement with Chugoku Bank, Ltd. (“Chugoku”) to refinance the loan facilities secured by the Partnership. The Company sold and chartered back the vessel from Chugoku on a bareboat basis for an eight-year period starting from March 9, 2022. The financing’s applicable interest rate is SOFR plus 2.90% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2.4 million, which the Company expects to exercise. The Company is required to maintain a minimum market value (as defined therein) of at least 120% of the charterhire principal. The charterhire principal amortizes in thirty-two consecutive quarterly installments averaging approximately $0.6 million along with a balloon payment of $2.4 million in February 2030.

As of June 30, 2022, $20.7 million was outstanding under the facility.

Existing Sale and Leaseback Activities

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”), an affiliate of AVIC International Leasing Co., Ltd. The Company sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The charterhire principal bears interest at LIBOR plus a margin of 4%. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter and a purchase obligation of $5.3 million at the end of the leaseback period. The charterhire principal amortizes through thirty-two consecutive equal quarterly installments of approximately $0.5 million along with a balloon payment of $5.3 million due in June 2026.

The charterhire principal, as of June 30, 2022, was $12.6 million.

Championship Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill International SA (“Cargill”). The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.8 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.1 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices (as set out in the agreement), the Company will pay to Cargill 20% of the difference between the market price and such threshold price. The charterhire principal will be amortized in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity in November 2023.

The charterhire principal, as of June 30, 2022, was $17.9 million including the additional scrubber tranche.

Flagship Cargill Sale and Leaseback

On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set out in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The charterhire principal will be amortized in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $10.0 million at maturity in May 2026.

The charterhire principal, as of June 30, 2022, was $18.3 million.

CMBFL Sale and Leaseback

On June 22, 2021, we entered into a $30.9 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd., or CMBFL, to partly finance the acquisition of the Hellasship and Patriotship. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. Each of bareboat charterers are required to maintain a value maintenance ratio (as defined therein) of at least 120% of the charterhire principal. The Company has continuous options to buy back the Hellasship and Patriotship at any time following the second anniversary until the maturity of the bareboat charter at predetermined prices as defined in the agreement. The charterhire principal amortizes in twenty consecutive equal quarterly installments of $0.8 million along with a balloon payment of $15.3 million due in June 2026.

The charterhire principal, as of June 30, 2022, was $27.8 million.

Convertible Note

Second JDH Note

On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to JDH, or the Second JDH Note. The Second JDH Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and JDH, was subject to a comprehensive restructuring that became effective on December 31, 2020.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $21.2 million.

As of June 30, 2022, $11.2 million was outstanding under the Second JDH Note.

We may by giving a five business days prior written notice to JDH at any time, prepay the whole or any part of the note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, our obligation to repay the principal amount(s) under the Second JDH note or any part thereof may be paid in common shares at a conversion price of $1.20 per share. JDH also has received customary registration rights with respect to any shares to be received upon conversion of the note.

Emperor has provided a guarantee, dated September 27, 2017, to JDH for the Company’s obligations under the note.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2022 (unaudited) and December 31, 2021
(In thousands of US Dollars, except for share and per share data)

		2022	2021
ASSETS
Current assets:
Cash and cash equivalents	3	36,707	41,496
Term deposits		-	1,500
Restricted cash	3, 6	50	1,180
Accounts receivable trade, net	11	1,805	-
Inventories	4	1,794	1,448
Prepaid expenses		1,069	1,118
Other current assets		309	434
Total current assets		41,734	47,176

Fixed assets:
Vessels, net	5	455,020	426,062
Other fixed assets, net		420	405
Total fixed assets		455,440	426,467

Other non-current assets:
Deposits assets, non-current		1,325	1,325
Deferred charges and other investments, non-current		15,257	8,613
Restricted cash, non-current	3, 6	4,600	2,950
Right of use asset – leases	9	540	650
Other non-current assets		27	30
TOTAL ASSETS		518,923	487,211

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,356 and $1,347, respectively	6	58,264	68,473
Current portion of convertible notes, net of deferred finance costs and debt discounts of $746 and $1,046, respectively	7	7,254	769
Trade accounts and other payables		10,060	5,762
Accrued liabilities		8,334	5,173
Lease liability	9	108	121
Deferred revenue	11	4,067	7,735
Other current liabilities	10, 15	4,460	-
Total current liabilities		92,547	88,033

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,211 and $2,030, respectively	6	189,109	146,701
Convertible notes, non-current, net of deferred finance costs and debt discounts of $174 and $1,597, respectively	7	2,991	6,804
Lease liability, non-current	9	432	529
Deferred revenue, non-current	11	45	538
Other liabilities, non-current		130	130
Total liabilities		285,254	242,735

Commitments and contingencies	9	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; 20,000 and 20,000 shares issued and outstanding as at June 30, 2022 and December 31, 2021, respectively		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2022 and December 31, 2021; 178,416,471 and 172,986,137 shares issued and outstanding as at June 30, 2022 and December 31, 2021, respectively		18	17
Additional paid-in capital	10	580,454	597,708
Accumulated deficit		(346,803)	(353,249)
Total Stockholders’ equity		233,669	244,476
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		518,923	487,211

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Consolidated Statements of Income
For the six-month periods ended June 30, 2022 and 2021
(In thousands of US Dollars, except for share and per share data)

		2022	2021
Vessel revenue, net	11	62,513	48,230
Expenses:
Voyage expenses	11	(2,646)	(10,567)
Vessel operating expenses		(20,441)	(14,428)
Management fees		(753)	(629)
General and administration expenses		(8,520)	(5,296)
Amortization of deferred dry-docking costs		(2,101)	(1,354)
Depreciation		(11,198)	(6,983)
Gain on forward freight agreements, net		(72)	-
Operating income		16,782	8,973
Other income/ (expenses), net:
Interest and finance costs	12	(6,172)	(8,363)
Loss on extinguishment of debt	6, 7	(1,285)	-
Interest and other income		159	56
Foreign currency exchange losses, net		94	(26)
Total other expenses, net		(7,204)	(8,333)
Net income before taxes		9,578	640
Income taxes		28	-
Net income		9,606	640

Net income per common share, basic	13	0.06	0.01
Net income per common share, diluted	13	0.05	0.01

Weighted average common shares outstanding, basic	13	172,437,211	137,590,311
Weighted average common shares outstanding, diluted	13	178,074,877	143,292,880

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2022 and 2021
 (In thousands of US Dollars, except for share data)

	Preferred Stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2020	-	-	68,314,985	7	490,284	(394,597)	95,694
Issuance of common stock (including the exercise of warrants) (Note 10)	-	-	96,573,255	10	101,139	-	101,149
Stock based compensation (Note 14)	-	-	3,600,000	-	1,931	-	1,931
Net income	-	-	-	-	-	640	640
Balance, June 30, 2021	-	-	168,488,240	17	593,354	(393,957)	199,414

	Preferred Stock Series B		Common stock		Additional paid-in	Accumulated	Total stockholders’
	# of Shares	Par Value	# of Shares	Par Value	capital	deficit	equity

Balance, December 31, 2021	20,000	-	172,986,137	17	597,708	(353,249)	244,476
Cumulative adjustment due to adoption of ASU 2020-06 (Note 7)	-	-	-	-	(21,165)	10,216	(10,949)
Issuance of common stock (including the exercise of warrants) (Note 10)	-	-	100,000	-	70	-	70
Stock based compensation (Note 14)	-	-	5,330,334	1	3,841	-	3,842
Dividends	-	-	-	-	-	(13,376)	(13,376)
Net income	-	-	-	-	-	9,606	9,606
Balance, June 30, 2022	20,000	-	178,416,471	18	580,454	(346,803)	233,669

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2022 and 2021
(In thousands of US Dollars)

	2022	2021
Net cash provided by operating activities	18,939	15,037
Cash flows from investing activities:
Vessels acquisitions and improvements	(37,246)	(117,058)
Other fixed assets, net	(69)	-
Term deposits	1,500	-
Deposits assets, non-current	-	(1,000)
Net cash used in investing activities	(35,815)	(118,058)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	70	98,232
Dividends paid	(8,916)	-
Proceeds from long term debt and other financial liabilities	80,300	104,350
Repayments of long term debt and other financial liabilities	(47,910)	(66,722)
Repayments of convertible notes	(10,000)	-
Payments of financing and stock issuance costs	(937)	(1,096)
Net cash provided by financing activities	12,607	134,764
Net (decrease) / increase in cash and cash equivalents and restricted cash	(4,269)	31,743
Cash and cash equivalents and restricted cash at beginning of period	45,626	22,051
Cash and cash equivalents and restricted cash at end of period	41,357	53,794

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	4,798	5,160

Noncash investing activities:
Vessels acquisitions and improvements	3,518	884

Noncash financing activities:
Dividends declared but not paid	4,460	-
Shares issued for repayment of subordinated long term-debt	-	3,000
Repayment of subordinated long term-debt by issuance of units	-	(3,000)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Glyfada, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2022 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions.  With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on our Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect our business, financial condition, results of operations and cash flows.

The consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim consolidated financial statements as of June 30, 2022:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)(Note 14)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	September 30, 2021
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)(5)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(6)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)	Malta	Partnership	May 31, 2017	March 9, 2022
Pembroke Chartering Services Limited (1)(4)(5)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)(6)	Marshall Islands	Championship	November 7, 2018	N/A
Good Ocean Navigation Co. (1)(Note 5)	Liberia	Goodship	August 7, 2020	N/A
Partner Marine Co.	Marshall Islands	Partnership	March 9, 2022	N/A
Flag Marine Co. (1)(6)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(6)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(6)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Traders Shipping Co. (1)	Marshall Islands	Tradership	June 9, 2021	N/A
World Shipping Co. (1)	Marshall Islands	Worldship	August 30, 2021	N/A
Friend Ocean Navigation Co. (1)	Liberia	Friendship	July 27, 2021	N/A
Duke Shipping Co. (1)	Marshall Islands	Dukeship	November 26, 2021	N/A
Honor Shipping Co. (1)	Marshall Islands	Honorship	June 27, 2022	N/A
United Maritime Corporation (1)	Marshall Islands	N/A	N/A	N/A

(1)        Subsidiaries wholly owned
(2)        Former vessel-owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3)        Management companies
(4)        Chartering services company
(5)        Dormant companies
(6)        Bareboat charterers

2.          Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022. There have been no material changes to these policies in the six-month period ended June 30, 2022.

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Company adopted ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share (“EPS”) calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The Company adopted ASU 2020-06 using the modified retrospective approach, and recorded a cumulative-effect adjustment resulting to a reduction of $10,216 to the beginning balance of accumulated deficit, $21,165 of Additional paid-in capital and  an increase of the Convertible notes of $10,949 ( Note 7), respectively.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On January 1, 2022, the Company adopted ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The adoption of ASU No. 2021-01 did not have a material effect in the Company’s consolidated financial statements and disclosure as none of the Company’s floating rate credit facilities are based on the U.S. dollar LIBOR rates that were discontinued as of January 1, 2022.

On January 1, 2022, the Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Company’s consolidated financial statements and disclosures.

On January 1, 2022, the Company adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements – Not Yet Adopted

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim financial statements for the six months ended June 30, 2022.

3.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the interim consolidated balance sheets that sum to the total of the same such amounts shown in the interim consolidated statements of cash flows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	36,707	41,496
Restricted cash	50	1,180
Restricted cash, non-current	4,600	2,950
Total	41,357	45,626

Restricted cash as of June 30, 2022 includes $2,000 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 6), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 6), $500 of minimum liquidity requirements as per the June 2022 Alpha Bank Loan Facility (Note 6), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 6) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of June 30, 2022, of $6,500 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Restricted cash as of December 31, 2021 includes $850 of minimum liquidity requirements as per the Piraeus Bank Loan Facility (Note 6), $500 of minimum liquidity requirements as per the February 2019 ATB Loan Facility (Note 6), $500 of minimum liquidity requirements as per the August 2021 Alpha Bank Loan Facility (Note 6), $1,600 of minimum liquidity requirement as per the Championship Cargill Sale and Leaseback (Note 6), $630 in a dry-docking reserve account as per the February 2019 ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. The restricted cash amount that relates to the February 2019 ATB Loan Facility was classified as current due to the fact that the respective facility was repayable within the year ending December 31, 2022 (Note 6). Minimum liquidity, not legally restricted, as of December 31, 2021, of $7,100 as per the Company’s credit facilities’ covenants, is included in “Cash and cash equivalents”.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.	Inventories:

The amounts in the accompanying interim unaudited consolidated balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Lubricants	1,794	1,448
Total	1,794	1,448

As of June 30, 2022 and December 31, 2021, there was no bunkers inventory as all vessels were employed under time charter agreements.

5.	Vessels, Net:

The amounts in the accompanying interim consolidated balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Cost:
Beginning balance	488,049	307,870
- Additions	40,101	197,306
- Disposals	-	(17,127)
Ending balance	528,150	488,049

Accumulated depreciation:
Beginning balance	(61,987)	(51,133)
- Depreciation for the period	(11,143)	(17,076)
- Disposals	-	6,222
Ending balance	(73,130)	(61,987)

Net book value	455,020	426,062

On May 25, 2022, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Honorship, for a gross purchase price of $34,600. The vessel was delivered to the Company on June 27, 2022. The acquisition of the vessel was financed with cash on hand and through the Piraeus Bank Loan Facility (Note 6).

During the six-month period ended June 30, 2022, an amount of $5,501 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

As of June 30, 2022, all vessels, except for the Knightship, the Championship, the Flagship, the Partnership, the Hellasship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secure loans of the Company (Note 6).

6.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Long-term debt and other financial liabilities	250,940	218,551
Less: Deferred financing costs	(3,567)	(3,377)
Total	247,373	215,174
Less - current portion	(58,264)	(68,473)
Long-term portion	189,109	146,701

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Details of the Company’s secured credit and other financial liabilities are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 annual report on Form 20-F filed with the SEC on March 31, 2022, and are supplemented by the below new activities within the period.

Senior long-term debt

New Financing Activities during the six month period ended June 30, 2022

June 2022 Alpha Bank Loan Facility

On June 21, 2022, the Company entered into a facility agreement with Alpha Bank S.A. for a $21,000 term loan for the financing of the Dukeship. The loan bears interest of SOFR plus a margin of 2.95% and the term is four years. The repayment schedule comprises four quarterly installments of $1,000 followed by twelve quarterly installments of $500 and a final balloon of $11,000 payable together with the sixteenth installment. In addition, the Company is required to maintain a security cover ratio (as defined therein)not be less than 125%. The June 2022 Alpha Bank Loan Facility is cross collateralized with the August 2021 Alpha Bank Loan Facility discussed below.

June 2022 Piraeus Bank Loan Facility

On June 22, 2022, the Company entered into a facility agreement with Piraeus Bank S.A. for a $38,000 sustainability-linked loan for the purpose of (i) refinancing the existing November 2021 Piraeus Bank Loan Facility, secured by the Worldship and (ii) partly financing the acquisition cost of the Honorship. The loan bears interest of LIBOR plus a margin of 3.00% which can be decreased by up to 0.10% upon meeting certain emission reduction targets during the term of the facility. The term is five years and the repayment schedule comprises four quarterly installments of $2,000, followed by two quarterly installments of $1,500, followed by fourteen quarterly installments of $750 and a final balloon of $16,500 payable together with the final installment.The Company is required to maintain a corporate leverage ratio, as defined in the loan agreement, that will not be higher than 85% until the maturity. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security to total facility outstanding shall not be less than 125% until December 2023 and 130% thereafter until the maturity of the loan. The Company performed a quantitative analysis and determined that the terms of the new debt and original debt instrument are not substantially different. Accordingly, the June 2022 Piraeus Bank Loan Facility is accounted for as debt modification. A new effective interest rate that equates the revised cash flows to the carrying amount of the original debt is computed and applied prospectively.

Loan Facilities amended during the six-month period ended June 30, 2022

August 2021 Alpha Bank Loan Facility

On June 30, 2022, the Company entered into a supplemental agreement to the facility with Alpha Bank S.A. Pursuant to the supplemental agreement, the August 2021 Alpha Bank Loan Facility was cross collateralized with the June 2022 Alpha Bank Loan Facility. As a result, the August 2021 Alpha Bank Loan Facility is further secured by a corporate guarantee from Duke Shipping Co., being the vessel-owning subsidiary of the Dukeship.

Loan Facilities repaid during the six-month period ended June 30, 2022

February 2019 ATB Loan Facility

On February 28, 2022, ATB entered into a deed of release with respect to the Partnership resulting in a complete release of the February 2019 ATB Loan Facility after full settlement of the outstanding balance of $15,129 . The facility was refinanced by the Chugoku Bank Sale and Leaseback described below.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2022

Chugoku Bank Sale and Leaseback

On February 25, 2022, the Company entered into a sale and leaseback transaction with Chugoku Bank, Ltd. to refinance the vessel which was previously financed by the February 2019 ATB Loan Facility and the Second JDH Loan secured by the Partnership through first and second priority mortgages respectively. The drawdown of the funds under the sale and leaseback agreement occurred on March 9, 2022. The Company sold and chartered back the vessel from Chugoku Bank on a bareboat basis. The financing amount is $21,300 and the interest rate is 2.9% plus SOFR per annum. The principal will be repaid over an eight-year term, through 32 quarterly installments averaging at approximately $590 and a balloon payment of $2,388 at the expiration of the bareboat. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel. At the end of the eight-year bareboat period, the Company has the option to repurchase the vessel for $2,388, which the Company expects to exercise.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR or SOFR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of June 30, 2022, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2022, twelve of the Company’s owned vessels, having a net carrying value of $288,464, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s six bareboat chartered vessels, having a net carrying value of $166,556 as of June 30, 2022, have been financed through sale and leaseback agreements. As in typical leaseback agreements the title of ownership is held by the relevant lenders.

Subordinated long-term debt

Second JDH Loan originally entered into on May 24, 2017

On February 28, 2022, the Company voluntarily prepaid the remaining balance of $1,850 of the Second JDH Loan using cash on hand. All obligations under the Second JDH Loan were irrevocably and unconditionally discharged pursuant to the deed of release dated February 28, 2022.

The annual principal payments required to be made after June 30, 2022 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending June 30,	Amount
2023	59,620
2024	40,624
2025	38,938
2026	73,383
Thereafter	38,375
Total	250,940

7.	Convertible Notes:

Details of the Company’s convertible notes issued to JDH are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2021 annual report on Form 20-F filed with the SEC on March 31, 2022.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2022	December 31, 2021
Convertible notes	11,165	21,165
Less: beneficial conversion feature	-	(10,949)
Convertible notes, net of beneficial conversion feature	11,165	10,216
Less: Deferred financing costs	(26)	(75)
Less: Change in fair value of conversion option	(894)	(2,568)
Total	10,245	7,573
Less - current portion	(7,254)	(769)
Long-term portion	2,991	6,804

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

September 7, 2015 - $21,165 Revolving Convertible Note (Second JDH Note)

On January 26, 2022, the Company voluntarily prepaid $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 7). In connection with this prepayment the Company’s cash sweep obligations for 2022 under the JDH Loans and JDH Notes were waived pursuant to a waiver letter signed on January 19, 2022. On March 10, 2022, the Company voluntarily prepaid another $5,000 of the outstanding balance of the Second JDH Note using cash on hand (Note 7). As of June 30, 2022, $11,165 was outstanding under the Second JDH Note.

Upon adoption on January 1, 2022, Second JDH Note increased by $10,949 representing the net impact of two adjustments: (1) the $21,165 value of beneficial conversion feature (“BCF”), previously classified in additional paid-in-capital in stockholders’ equity, and (2) a $10,216 decrease to accumulated deficit for the cumulative effect of adoption related to the recorded amortization expense of BCF (Note 2).

The accumulated deficit and gross debt movement of the Second JDH Note is presented below:

	Accumulated deficit	Debt
Balance, December 31, 2020	8,324	8,324
Amortization (Note 12)	764	764
Balance, June 30, 2021	9,088	9,088
Amortization	1,128	1,128
Balance, December 31, 2021	10,216	10,216
Cumulative adjustment due to adoption of ASU 2020-06 (Note 2)	10,949	10,949
Repayments of convertible notes	(10,000)	(10,000)
Balance, June 30, 2022	11,165	11,165

The equity movement of the Second JDH Note is presented below:

Additional paid-in capital
Balance, December 31, 2020	21,165
Balance, June 30, 2021	21,165
Balance, December 31, 2021	21,165
Cumulative adjustment due to adoption of ASU 2020-06 (Note 2)	(21,165)
Balance, June 30, 2022	-

The Company may, by giving five business days prior written notice to JDH at any time, prepay the whole or any part of the Second JDH Note in cash or, subject to JDH’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At JDH’s option, the Company’s obligation to repay the principal amount under the Second JDH Note or any part thereof may be paid in common shares at a conversion price of $1.20 per share. JDH has also received customary registration rights with respect to any shares to be received upon conversion of the Second JDH Note.

The annual principal payments required to be made after June 30, 2022, are as follows:

Twelve month periods ending June 30,	Amount
2023	8,000
2024	3,165
Total	11,165

8.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(a)          Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)          Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2022 and December 31, 2021, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2022, and the carrying value of $4,950 is 1% lower than the fair market value of $4,899. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2022, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 9 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2022, using the initial charter rates for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending June 30,	Amount
2023	101,465
2024	39,171
2025	15,056
2026	12,911
2027	-
Total	168,603

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended, whereby the lease term was set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was Euro 13,000 (or $14 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.0387 as of June 30, 2022) until the September 2020 renewal, and was amended to a constant Euro 12,747 (or $13 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.0387 as of June 30, 2022) thereafter. The monthly rent was adjusted annually by one percent for inflation until the September 2020 renewal. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the periods ended June 30, 2022 and 2021 was $83 and $91, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2022:

Twelve month periods ending June 30,	Amount
2023	125
2024	125
2025	125
2026	125
Thereafter	217
Total	717
Less: imputed interest	(177)
Present value of lease liabilities	540

Lease liabilities, current	108
Lease liabilities, non-current	432
Present value of lease liabilities	540

10.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 10 of the consolidated financial statements for the year ended December 31, 2021, included in the Company’s 2021 annual report on Form 20-F filed with the SEC on March 31, 2022 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	NASDAQ Notification

On January 26, 2022, the Company received written notification from Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from December 13, 2021 to January 25, 2022, was below the minimum, $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). On February 14, 2022, the Company received written notification from Nasdaq that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

ii)	Dividends

On March 10, 2022, the Company announced a regular quarterly dividend of $0.025 per share as well as a special dividend of $0.025 per share for the fourth quarter of 2021, both paid in the first week of April 2022 to all shareholders of record as of March 25, 2022. The total dividend amounted to $8,916. On May 31, 2022, the Company announced that the regular quarterly dividend of $0.025 per share for the first quarter of 2022 shall be payable on July 14, 2022 to the shareholders of record as of June 28, 2022 (Note 14). The dividend declared of $4,460, but not paid as of June 30, 2022, is included in “Other current liabilities”.

iii)	Buybacks

In June 2022, the Board of Directors of the Company authorized an additional share repurchase plan under which the Company may repurchase up to $5,000 of its outstanding common shares, convertible note or warrants. No repurchases have been made as of June 30, 2022.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(b)	Warrants

All warrants are classified in equity, according to the Company’s significant accounting policy.

During the six-month period ended June 30, 2022, 100,000 shares were issued from Class E warrants’ exercises, for proceeds of $70. As of June 30, 2022, 8,532,713 of Class E warrants remain outstanding.

The Company’s previously issued Class B Warrants, trading under the symbol SHIPZ, expired according to their terms on May 13, 2022. Pursuant to such expiration trading of the Class B Warrants was terminated. The Class B Warrants were the last class of the Company’s warrants that were listed for trading.

As of June 30, 2022, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class D	273,046
Class E	8,532,713
Representative Warrants	110,281
Total	8,916,040

11.	Vessel Revenue and Voyage Expenses:

Revenue Recognition

Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the six-month periods ended June 30, 2022 and 2021 was $NIL and $222, respectively.

Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the six-month periods ended June 30, 2022 and 2021 was $NIL and $58, respectively.

Disaggregation of Revenue

The following table presents the Company’s income statement figures derived from spot charters and time charters for the six-month periods ended June 30, 2022 and 2021:

	June 30,
	2022	2021
Vessel revenues from spot charters, net of commissions	-	17,139
Vessel revenues from time charters, net of commissions	62,513	31,091
Total	62,513	48,230

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
Accounts receivable trade, net from spot charters	-	-
Accounts receivable trade, net from time charters	1,805	-
Total	1,805	-

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. The current portion of Deferred revenue as of June 30, 2022 was $4,067 under ASC 842 and is mainly related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. The non-current portion of Deferred revenue as of June 30, 2022 was $45 under ASC 842 and is related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party. Revenue recognized in 2022 from amounts included in deferred revenue at the beginning of the period was $6,707.

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2022 and 2021 were:

Customer	2022	2021
A	20%	-
B	20%	-
C	16%	27%
D	14%	13%
E	-	20%
Total	70%	60%

Voyage Expenses

The following table presents the Company’s income statement figures derived from spot charters and time charters for the six-month periods ended June 30, 2022 and 2021:

	June 30,
	2022	2021
Voyage expenses from spot charters, net of commissions	-	(9,583)
Voyage expenses from time charters, net of commissions	(2,646)	(984)
Total	(2,646)	(10,567)

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2022	2021
Interest on long-term debt and other financial liabilities	4,416	4,026
Convertible notes interest expense	380	1,071
Amortization of deferred finance fees and debt discounts	1,121	1,702
Amortization of deferred finance fees and debt discounts (shares issued to third party - non-cash)	154	174
Convertible notes amortization of deferred finance fees and debt discount (non-cash)	-	1,238
Other	101	152
Total	6,172	8,363

13.	Earnings per Share:

The calculation of net income per common share is summarized below:

	June 30,
	2022	2021

Net income – basic and diluted	9,606	640

Weighted average common shares outstanding – basic	172,437,211	137,590,311
Effect of dilutive securities:
Dilutive effect of warrants	3,078,135	4,857,844
Dilutive effect of non-vested shares	2,559,531	844,725
	5,637,666	5,702,569
Weighted average common shares outstanding – diluted	178,074,877	143,292,880
Net income per common share – basic	$0.06	$0.01
Net income per common share – diluted	$0.05	$0.01

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

As of June 30, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 10), calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 7) calculated with the if-converted method.

14.	Equity Incentive Plan:

On January 12, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 5,500,000 shares. The same date, the Compensation Committee granted an aggregate of 5,337,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 5,337,000 shares issued, 1,600,000 shares were granted to the non-executive members of the board of directors, 1,700,000 were granted to the executive officers, 1,887,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.91. 1,779,028 shares vested on the grant date, 1,778,986 shares will vest on October 1, 2022 and 1,778,986 shares will vest on October 1, 2023. The related expense for shares granted to the Company’s board of directors and certain of its employees for the six-month periods ended June 30, 2022 and 2021, amounted to $3,728 and $1,850, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2022 and 2021, amounted to $114 and $81, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of June 30, 2022 and December 31, 2021 amounted to $2,131 and $1,106, respectively. On June 30, 2022, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 1.25 years.

15.	Subsequent Events

On July 6, 2022, the Company announced that it has completed the spin-off of its wholly-owned subsidiary, United Maritime Corporation (“United”), effective July 5, 2022. Seanergy contributed the vessel-owning subsidiary of the Gloriuship to United and $5,000 in working capital, in connection with the distribution of all of United’s issued and outstanding common shares to Seanergy’s shareholders, 40,000 of United’s Series B preferred shares, par value $0.0001 to the holder of all of Seanergy’s issued and outstanding Series B preferred shares and 5,000 of United’s 6.5% Series C Cumulative Convertible Perpetual Preferred Shares. The Company’s shareholders received one United share for every 118 shares of Seanergy held at the close of business on June 28, 2022.On July 26, 2022, Seanergy contributed another $5,000 to United in exchange for United’s additional 5,000 newly-issued Series C Cumulative Convertible Perpetual Preferred Shares, in connection with United’s funding the deposits payable for four tanker vessels to be acquired by United.

On July 7, 2022, the Company signed a term sheet with Danish Ship Finance for a loan facility of up to $28,000, in order to refinance a previous loan facility with UniCredit Bank AG secured by the Premiership and the Fellowship. The financing is subject to satisfaction of  customary closing proceedings and documentation. The interest rate will be SOFR plus 2.5% per annum and the term of the loan will be five years. The facility will be repaid through six quarterly installments of $1,560 followed by 14 quarterly installments of $1,036 and a balloon of $4,142 payable together with the last installment.

On July 8, 2022, the Company’s Equity Incentive Plan, as previously amended, was further amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. The same date, the Compensation Committee granted an aggregate of 3,500,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 3,500,000 shares issued on July 12, 2022, 1,400,000 shares were granted to the non-executive members of the board of directors, 1,050,000 were granted to the executive officers, 950,000 shares were granted to certain of the Company’s non-executive employees and 100,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.69. 1,166,692 shares vested on the date of the issuance, July 12, 2022, 1,166,654 shares will vest on October 1, 2022 and 1,166,654 shares will vest on October 1, 2023.

On July 14, 2022, the Company paid a regular quarterly dividend of $0.025 per share for the first quarter of 2022 to all shareholders of record as of June 28, 2022.

On August 1, 2022, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from June 16, 2022, to July 29, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until January 30, 2023. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

On August 4, 2022, the Company announced a regular quarterly dividend of $0.025 per share for the second quarter of 2022, payable on or about October 11, 2022 to all shareholders of record as of September 25, 2022.